UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Calamos Asset Management, Inc.
(Name of Subject Company and Filing Person (Issuer))

Options to Purchase Common Stock,	12811R 10 4
Par Value $.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))
James J. Boyne
Senior Vice President, General Counsel and Secretary
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563
(630) 245-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS

Attached are the Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 annual meeting of stockholders of Calamos Asset Management, Inc. (“Corporation”) to be held on May 22, 2009. The proxy statement includes a proposal to amend the Corporation’s Incentive Compensation Plan to allow for a stock option exchange program. The program would allow the Corporation to cancel certain options currently held by some of its employees in exchange for the grant of a lesser amount of stock options with lower exercise prices. Exchange ratios will be designed to result in a fair value of the replacement options to be granted approximately equal to the fair value of the options that are surrendered. The notice and proxy statement do not constitute offers to holders of the Corporation’s outstanding stock options to exchange those options. The proposed exchange program can only be commenced if the Corporation’s stockholders approve the proposed amendment to the Corporation’s Incentive Compensation Plan.
The stock option exchange program has not yet commenced and will not commence unless the requisite stockholder approval is obtained at the 2009 annual stockholders meeting. Even if the requisite stockholder approval is obtained, the Corporation may still decide later not to implement the program. The Corporation will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the program. Employees who are eligible to participate in the program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information.
Employees, stockholders and members of the public may obtain the written materials described above and other documents filed by the Corporation with the SEC free of charge from the SEC’s website at www.sec.gov or at the Corporation’s Investor Relations web site at www.investors.calamos.com.
ITEM 12. EXHIBITS.

Exhibit
Number	Description

99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 17, 2009)

2